Swoon City Music LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 134	$ 92,817
Total current assets	134	92,817
TOTAL ASSETS	$ 134	$ 92,817
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ -	$ -
Total current liabilities	-	-
Commitments and contingencies	-	-
Members' equity:		
100,000,000 units authorized and outstanding	204,000	158,000
Retained earnings	(203,866)	(65,183)
Total members' equity	134	92,817
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 134	$ 92,817